August 27, 2024

Kelly J. Harris
Chief Financial Officer
Bank7 Corp.
1039 N.W. 63rd Street
Oklahoma City, OK 73116

        Re: Bank7 Corp.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-38656
Dear Kelly J. Harris:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Deposits, page 35

1. Please revise your future periodic filings to disclose the total amount of uninsured deposits as of the end of each reported period. Please refer to Item 1406 of Regulation S-
        K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 27, 2024
Page 2

       Please contact Katharine Garrett at 202-551-2332 or John Nolan at 202-551-3492 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance